ZI CORPORATION PROVIDES UPDATES ON RECENT DEAL ACTIVITY

Multiple New and Amended Deals Signed – Cash Position Strengthened

CALGARY, AB, September 16, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the “Company” or “Zi”), a leading innovator of mobile discovery and advertising solutions, today provided updates and a recap of numerous recent deals.

  On September 15, 2008, Zi announced an amendment to its license agreement with Sony Ericsson for eZiText™ effective July 1, 2008 that will result in an 80% increase in predictive-text royalty revenues from Sony Ericsson in the second half of 2008 versus the first half of 2008.

  On August 27, 2008, Zi announced the completion of a long term license agreement renewal with Nokia for eZiText effective July 1, 2008 that provides for a 100% increase in royalty revenue from Nokia in the first year of the new agreement, when compared to the previously existing contract with Nokia. This deal also includes a significant upfront cash component.

  On August 21, 2008, Zi announced that UT Starcom, a major international IP and wireless technology manufacturer, has begun shipment of Internet Protocol TV set-top-boxes in China featuring eZiText in English and Chinese. Zi is to receive fixed royalties under this agreement.

  On August 19, 2008, Zi announced a new license agreement with Samsung for use of eZiText and Decuma™. Samsung has already deployed eZiText and Decuma on two handsets for sale in China and has commenced shipments.   Accordingly, Zi expects to receive royalty payments from Samsung under this new agreement in the fourth quarter of 2008.   Additional rollouts of eZiText and Decuma on other Samsung units are expected.

In light of the positive revenue impact of these important commercial license agreements now in place, including a significant upfront cash component in two of the deals, Zi has determined that it will not proceed at this time with the private placement with the potential strategic partner discussed in a recent press release.

Milos Djokovic, President & CEO of Zi commented, “We have signed up 3 of the world’s top 5 mobile manufacturers to high impact licenses in the last two months.  These licenses, completed in rapid succession, puts Zi in a stronger cash position. We believe that the positive impact of the increased revenues from these new licenses will start to be reflected in the third quarter results.

Mr. Djokovic further commented, “We view the fact that these licenses were completed in the face of an unsolicited proposal from Nuance as a sign of significant industry support for Zi’s products and the value that we bring to the mobile solution business.  Zi has a strong pipeline of opportunities for its Qix and eZiText products which it will continue to aggressively pursue. The Board of Directors and Management of Zi continue to believe that the previously announced proposal made by Nuance to acquire Zi undervalues the company, and will continue to explore all available alternatives, including discussions with Nuance. We remain fully committed to maximizing shareholder value and proceeding to assess the opportunities available in the best interests of the Company.”

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising.  Zi Corporation’s suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1,000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit www.zicorp.com

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding Zi's belief that the positive impact of the increased revenues from these new licenses will start to be reflected in third quarter results; Zi's strong pipeline of opportunities for its Qix and eZiText products which it will continue to aggressively pursue; Zi’s expectation of additional rollouts by Samsung; and Zi's continued exploration of all available alternatives to maximize shareholder value. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, but not limited to: the ability of Zi to record anticipated new license revenues from the third quarter of 2008 in the third quarter of 2008; the ability of Zi to negotiate and close contracts related to its Qix product and new contracts related to its eZiText product; the market acceptance of Zi's Qix product; the financial and operating performance of OEM customers and variations in their customer demand for products and services; competition; general economic and industry conditions and other factors listed in Zi's filings with the U.S. Securities and Exchange Commission on EDGAR and with Canadian securities regulator authorities on SEDAR. In making its forward- looking statements Zi used, among other things, the following material factors or assumptions to develop forward-looking information enumerated above: projections of future operations, ongoing and future business negotiations, timing of product developments and capital expenditures. Zi believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events in the forward looking statements. Except as required by applicable securities law, Zi undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Except as required by applicable law, Zi is not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi and/or its subsidiaries.  All other trademarks are the property of their respective owners.

For more information:
Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com